Exhibit 99.141

APHRIA AND DRUG FREE KIDS CANADA INK CHARTER AGREEMENT

FOCUSING ON EDUCATION, AWARENESS AND YOUTH PROTECTION

Leamington, Ontario — October 11, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) and Drug Free Kids Canada (“Drug Free Kids” or “DFK”) announced today that they have entered into a Charter Agreement (the “Agreement”) focused on increasing educational awareness of the potential harms of cannabis for children and underage youth and the safe and responsible use of cannabis by adults. Aphria and Drug Free Kids are united by their shared values of keeping cannabis out of the hands of children and youth and raising awareness though effective educational campaigns. The Agreement is expected to produce new market research and cannabis health and safety campaigns, with a focus on protecting children and youth.

“As a leading global cannabis company, Aphria has consistently advocated for an education-led approach to keeping cannabis out of the hands of youth, while promoting the safe and responsible use of legal cannabis by adults,” said Tamara Macgregor, Vice President of Communications for Aphria. “This fundamental alignment with Drug Free Kids forms the cornerstone of our Corporate Social Responsibility platform and reaffirms our ongoing commitment to education and promoting safe and responsible cannabis use by adults, while keeping cannabis out of the hands of youth.”

“Canadian youth aged 15 – 24 have one of the highest cannabis consumption rates in the developed world. Prohibition has not been an effective prevention strategy, nor has it helped to reduce the potentially negative impacts of cannabis on a brain that is still developing”, according to Marc Paris, Executive Director of Drug Free Kids. “DFK’s mission has always been to protect youth, and Aphria’s Corporate Social Responsibility objectives align well with this mission. The main thing is to continue to raise public awareness and educate families, using evidence-based information so parents and caregivers can engage their kids in a trusting, respectful dialogue about drugs. We want families to talk openly about delaying early experimentation with cannabis and support their kids to make healthy choices. We are very pleased to be working with Aphria to further these objectives and, within this new context, to help safeguard the health and welfare of Canada’s youth.”

“Education and awareness are critical if Canada is going to succeed with the legalization of adult-use cannabis and keeping cannabis out of the hands of youth will be an important measure of this success,” said Jakob Ripshtein, Chief Commercial Officer of Aphria. “As a leading licensed producer of medical cannabis since 2013, promoting safe and responsible use has always been a part of our DNA. It’s been our responsibility to our patients, and these values will extend to our adult-use consumers and to all Canadians, regardless of their interest or participation in the industry. Our involvement with Drug Free Kids is a natural and positive extension of our values as a company and our role in our society.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Drug Free Kids Canada

Drug Free Kids Canada is a private sector, non-profit organization that creates and disseminates drug education and prevention messages with the help of their partners in advertising, research and media. DFK also offers parents valuable tools and practical tips on how to start the conversation with their kids at DrugFreeKidsCanada.org.

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

Marc Paris

Executive Director, Drug Free Kids Canada

(416) 479-6972

mparis@dfk-jsd.org

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.